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                                                         Exhibit (a)(8)
FOR IMMEDIATE RELEASE
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                        OFFER BY BLACK BEAR REALTY, LTD.
            BEST COURSE FOR SHAREHOLDERS OF PRUDENTIAL REALTY TRUST

MENTOR, OHIO--June 5, 1995--Black Bear Realty, Ltd. is extremely disappointed with Prudential Realty Trust's announcement that its Board of Trustees rejected the offer by Black Bear to purchase the outstanding capital shares of beneficial interest of the Trust for $0.30 per share. Black Bear's offer provides immediate cash to holders of capital shares who otherwise, according to the Trust itself, may receive nothing if the Trust continues on its path toward liquidation. In addition, under the Black Bear offer, the holders of income shares of beneficial interest would have the opportunity to share in any future appreciation of the Trust's property. The offer would provide those income shareholders who have held income shares since the original 1985 offering a chance to recoup their initial investment of $8.00 per share rather than being cashed out at a significant loss.

The managing member of Black Bear, Richard M. Osborne, said, "The Trustees' decision to reject the offer and their recommendation that the capital shareholders not tender their shares is in effect telling the capital shareholders that getting nothing for the shares is better than tendering for $0.30 per share." Mr. Osborne noted that the Board's position was illogical and certainly not in the best interest of the capital shareholders. He also indicated that, while the Trustees have said to the capital shareholders that they may receive nothing, affiliates of the Trust have received millions in fees, plus Prudential Realty Trust's outside advisors and consultants stand to reap additional millions in fees under the Trust's plan to prematurely liquidate.

Mr. Osborne went on to say, "The Trustees' response evidences that the Board is wed to a 1985 strategy and is not interested in maximizing shareholder value for either class of stock. It is time to abandon the Trustees' plan of liquidation which is so obviously flawed and not in the best interests of the shareholders."

The Trustees' letter to shareholders rejecting Black Bear's offer fails to point out that by the Trust's own estimate in its 1994 Form 10-K Annual Report, the liquidation will provide holders of both classes of stock with little or no premium over the current combined market value of the income and capital shares. The Trust estimates that under the liquidation plan, after all fees and expenses have been paid, income shareholders should expect to receive only approximately $4.72 per share and capital shares may be paid nothing.

Black Bear Realty, Ltd. and Mr. Osborne continue to stand by the Black Bear offer as the only viable option for the Trust's shareholders and urge all shareholders to review carefully the offer to purchase before deciding whether to tender any shares.

Kemper Securities, Inc. is acting as Dealer Manager for the offer, and Beacon Hill Partners, Inc. is the Information Agent. If you have any questions, please contact Beacon Hill Partners at 800-755-8713.

CONTACT:         Beacon Hill Partners, Inc.
                 Rick Grubaugh, 800-755-8713